EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Raises Full-Year Outlook After Reporting 79% Increase in Orders and Record Backlog in Strong Second Quarter; Expecting Long-Term Benefits From Infrastructure Legislation
Oak Brook, Illinois, July 29, 2021 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2021.
Second Quarter Highlights
•Net sales of $335 million, up $65 million, or 24%, from last year
•Operating income of $38.5 million, up $7.2 million, or 23%, from last year
•GAAP EPS of $0.48, up $0.13, or 37%, from last year
•Adjusted EPS of $0.50, up $0.08, or 19%, from last year
•Orders of $361 million, up $159 million, or 79%, from last year
•Record backlog of $437 million, up $133 million, or 44%, from the end of last year
•Raising full-year outlook to a new range of $1.78 to $1.90, from the prior range of $1.73 to $1.85

Consolidated net sales for the second quarter were $335 million, up $65 million, or 24%, compared to the prior-year quarter. Net income for the second quarter was $29.7 million, equal to $0.48 per diluted share, compared to $21.4 million, equal to $0.35 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the second quarter of $30.6 million, equal to $0.50 per diluted share, compared to $25.8 million, or $0.42 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Strong Operational Performance Despite Ongoing Supply Chain Disruption
“We delivered another strong quarter, with operating results exceeding our expectations, despite ongoing supply chain disruption associated with the global shortage in semiconductors,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Thanks to the proactive actions taken by our teams, we were able to respond to customer demand by delivering more units than we had anticipated. Aftermarket demand during the quarter was also higher than expected, which helped to partially offset the effects of higher material costs.”
In the Environmental Solutions Group, net sales for the second quarter were $281 million, up $67 million, or 31%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $53 million, compared to $56 million in the prior-year quarter.
Consolidated operating income for the second quarter was $38.5 million, up $7.2 million, or 23%, compared to the prior-year quarter. Consolidated operating margin for the second quarter was 11.5%, compared to 11.6% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the second quarter was $51.9 million, up $6.5 million, or 14%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 15.5%, compared to 16.8% last year.
In the Environmental Solutions Group, adjusted EBITDA for the second quarter was $50.6 million, up $9.7 million, or 24%, compared to the prior-year quarter, and its adjusted EBITDA margin was 18.0%, compared to 19.1% last year. In the Safety and Security Systems Group, adjusted EBITDA for the second quarter was $8.7 million, compared to $11.7 million in the prior-year quarter, and its adjusted EBITDA margin was 16.3%, compared to 20.9% last year.

Consolidated orders for the second quarter were $361 million, up $159 million, or 79%, compared to the prior-year quarter. Consolidated backlog at June 30, 2021 was $437 million, a new record for the Company, and up $133 million, or 44%, from the end of last year.
Financial Position Remains Strong, Providing Flexibility to Invest in Organic Growth, Fund M&A and Return Cash to Stockholders
Net cash of $13 million was provided by operating activities during the second quarter, bringing the total year-to-date operating cash generation to $39 million.
At June 30, 2021, consolidated debt was $224 million, total cash and cash equivalents were $55 million and the Company had $268 million of availability for borrowings under its revolving credit facility.
“Our cash flow so far this year has been strong. During the quarter, we elected to accelerate the timing of certain tax payments in connection with ongoing tax strategies,” said Sherman. “With our current financial position, we have significant flexibility to pursue strategic acquisitions, invest in organic growth initiatives, and return cash to stockholders through dividends and opportunistic share repurchases.”
The Company funded dividends of $5.5 million during the second quarter, reflecting an increased dividend of $0.09 per share, and the Board of Directors recently declared a similar dividend that will be payable in the third quarter.
Outlook
“Demand for our products continues to be high, with our second quarter order intake up 79% compared to the prior year, resulting in a backlog entering the second half of the year which is at a record level,” noted Sherman. “The strength of our second quarter earnings, our record backlog and improving aftermarket demand in North America gives us increased confidence in the year. Assuming no significant delays in our receipt of chassis from our suppliers, we are increasing our adjusted EPS* outlook for the year to a new range of $1.78 to $1.90, from the prior range of $1.73 to $1.85. We are also encouraged by the long-term opportunities that infrastructure legislation would create for almost all of our businesses. With our recent capacity expansions, we would be well positioned to meet the associated increase in demand for our products.”
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Thursday, July 29, 2021 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-855-327-6837 and entering the pin number 10015761. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, economic conditions in various regions, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. When reporting adjusted EPS in 2021, we have made, and would expect to continue to make, certain adjustments to exclude the impact of acquisition and integration-related expenses, pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable. In prior years, we have also made adjustments to GAAP net income and diluted EPS for restructuring activity, hearing loss settlement charges and special tax items. Should any similar items occur in 2021, we would also expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2021	2020	2021	2020
Net sales	$334.7	$270.1	$613.5	$556.2
Cost of sales	253.1	199.8	463.1	411.1
Gross profit	81.6	70.3	150.4	145.1
Selling, engineering, general and administrative expenses	42.8	37.4	83.6	79.6
Acquisition and integration-related expenses	0.3	0.3	0.5	0.6
Restructuring	—	1.3	—	1.3
Operating income	38.5	31.3	66.3	63.6
Interest expense	1.1	1.8	2.2	3.3
Other (income) expense, net	(0.3)	2.0	(0.8)	2.2
Income before income taxes	37.7	27.5	64.9	58.1
Income tax expense	8.0	6.1	13.0	13.3
Net income	$29.7	$21.4	$51.9	$44.8
Earnings per share:
Basic	$0.49	$0.36	$0.85	$0.74
Diluted	$0.48	$0.35	$0.84	$0.73
Weighted average common shares outstanding:
Basic	60.9	60.1	60.8	60.3
Diluted	61.8	61.3	61.8	61.6
Cash dividends declared per common share	$0.09	$0.08	$0.18	$0.16

Operating data:
Operating margin	11.5%	11.6%	10.8%	11.4%
Adjusted EBITDA	$51.9	$45.4	$93.1	$89.3
Adjusted EBITDA margin	15.5%	16.8%	15.2%	16.1%
Total orders	$360.5	$201.3	$744.6	$505.2
Backlog	436.8	332.7	436.8	332.7
Depreciation and amortization	12.6	11.1	24.8	21.9

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$54.5	$81.7
Accounts receivable, net of allowances for doubtful accounts of $2.8 and $2.9, respectively	148.0	127.0
Inventories	203.9	185.0
Prepaid expenses and other current assets	21.8	11.8
Total current assets	428.2	405.5
Properties and equipment, net of accumulated depreciation of $144.2 and $136.2, respectively	112.8	106.9
Rental equipment, net of accumulated depreciation of $42.8 and $43.5, respectively	119.1	113.3
Operating lease right-of-use assets	32.0	21.9
Goodwill	407.6	394.2
Intangible assets, net of accumulated amortization of $37.2 and $31.9, respectively	176.1	153.5
Deferred tax assets	8.6	9.5
Deferred charges and other long-term assets	4.8	3.8
Long-term assets of discontinued operations	0.2	0.2
Total assets	$1,289.4	$1,208.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.6	$0.2
Accounts payable	70.5	51.6
Customer deposits	16.0	13.3
Accrued liabilities:
Compensation and withholding taxes	27.5	30.3
Current operating lease liabilities	10.0	8.2
Other current liabilities	46.2	44.7
Current liabilities of discontinued operations	0.1	0.1
Total current liabilities	170.9	148.4
Long-term borrowings and finance lease obligations	223.0	209.8
Long-term operating lease liabilities	23.8	15.5
Long-term pension and other postretirement benefit liabilities	51.2	54.0
Deferred tax liabilities	53.7	53.7
Other long-term liabilities	20.0	24.5
Long-term liabilities of discontinued operations	0.8	0.8
Total liabilities	543.4	506.7
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 68.7 and 67.8 shares issued, respectively	68.7	67.8
Capital in excess of par value	249.6	240.8
Retained earnings	645.9	605.0
Treasury stock, at cost, 7.5 and 7.3 shares, respectively	(129.8)	(119.8)
Accumulated other comprehensive loss	(88.4)	(91.7)
Total stockholders’ equity	746.0	702.1
Total liabilities and stockholders’ equity	$1,289.4	$1,208.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2021	2020
Operating activities:
Net income	$51.9	$44.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24.8	21.9
Stock-based compensation expense	3.8	3.9
Deferred income taxes	—	6.0
Changes in operating assets and liabilities	(41.2)	(11.6)
Net cash provided by operating activities	39.3	65.0
Investing activities:
Purchases of properties and equipment	(9.3)	(16.3)
Payments for acquisition-related activity, net of cash acquired	(52.2)	(6.2)
Proceeds from acquisition-related activity	—	0.8
Other, net	0.2	0.5
Net cash used for investing activities	(61.3)	(21.2)
Financing activities:
Increase in revolving lines of credit, net	10.0	27.7
Purchases of treasury stock	(0.2)	(13.5)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(7.7)	(6.6)
Cash dividends paid to stockholders	(11.0)	(9.7)
Proceeds from stock-based compensation activity	3.8	0.5
Other, net	0.1	0.1
Net cash used for financing activities	(5.0)	(1.5)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.2)	(0.3)
(Decrease) increase in cash and cash equivalents	(27.2)	42.0
Cash and cash equivalents at beginning of year	81.7	31.6
Cash and cash equivalents at end of period	$54.5	$73.6

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and six months ended June 30, 2021 and 2020:
Environmental Solutions Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2021	2020	Change	2021	2020	Change
Net sales	$281.3	$214.2	$67.1	$509.4	$447.2	$62.2
Operating income	38.5	28.6	9.9	65.6	58.0	7.6
Adjusted EBITDA	50.6	40.9	9.7	89.9	80.9	9.0
Operating data:
Operating margin	13.7%	13.4%	0.3%	12.9%	13.0%	(0.1)%
Adjusted EBITDA margin	18.0%	19.1%	(1.1)%	17.6%	18.1%	(0.5)%
Total orders	$299.7	$157.7	$142.0	$623.9	$395.2	$228.7
Backlog	399.3	302.7	96.6	399.3	302.7	96.6
Depreciation and amortization	11.6	10.2	1.4	22.9	20.2	2.7
Safety and Security Systems Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2021	2020	Change	2021	2020	Change
Net sales	$53.4	$55.9	$(2.5)	$104.1	$109.0	$(4.9)
Operating income	7.8	10.4	(2.6)	15.0	17.8	(2.8)
Adjusted EBITDA	8.7	11.7	(3.0)	16.9	19.9	(3.0)
Operating data:
Operating margin	14.6%	18.6%	(4.0)%	14.4%	16.3%	(1.9)%
Adjusted EBITDA margin	16.3%	20.9%	(4.6)%	16.2%	18.3%	(2.1)%
Total orders	$60.8	$43.6	$17.2	$120.7	$110.0	$10.7
Backlog	37.5	30.0	7.5	37.5	30.0	7.5
Depreciation and amortization	0.9	0.9	—	1.8	1.7	0.1
Corporate Expenses
Corporate operating expenses were $7.8 million and $7.7 million for the three months ended June 30, 2021 and 2020, respectively. For the six months ended June 30, 2021 and 2020, corporate operating expenses were $14.3 million and $12.2 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2021 and 2020 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and six months ended June 30, 2021 and 2020 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2021	2020	2021	2020
Net income, as reported	$29.7	$21.4	$51.9	$44.8
Add:
Income tax expense	8.0	6.1	13.0	13.3
Income before income taxes	37.7	27.5	64.9	58.1
Add:
Acquisition and integration-related expenses	0.3	0.3	0.5	0.6
Pension-related charges (a)	0.3	2.5	0.3	2.5
Restructuring	—	1.3	—	1.3
Coronavirus-related expenses (b)	0.3	1.4	1.2	1.8
Purchase accounting effects (c)	0.3	0.1	0.4	0.3
Adjusted income before income taxes	38.9	33.1	67.3	64.6
Adjusted income tax expense (d)	(8.3)	(7.3)	(13.5)	(14.7)
Adjusted net income	$30.6	$25.8	$53.8	$49.9

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars per diluted share)	2021	2020	2021	2020
EPS, as reported	$0.48	$0.35	$0.84	$0.73
Add:
Income tax expense	0.13	0.10	0.21	0.22
Income before income taxes	0.61	0.45	1.05	0.95
Add:
Acquisition and integration-related expenses	0.01	0.01	0.01	0.01
Pension-related charges (a)	0.00	0.04	0.00	0.04
Restructuring	—	0.02	—	0.02
Coronavirus-related expenses (b)	0.00	0.02	0.02	0.03
Purchase accounting effects (c)	0.01	0.00	0.01	0.00
Adjusted income before income taxes	0.63	0.54	1.09	1.05
Adjusted income tax expense (d)	(0.13)	(0.12)	(0.22)	(0.24)
Adjusted EPS	$0.50	$0.42	$0.87	$0.81
(a)    Pension-related charges in the three and six months ended June 30, 2021 and 2020 relate to charges incurred in connection with multi-employer pension plan withdrawals. Such charges are included as a component of Other (income) expense, net on the Condensed Consolidated Statement of Operations.
(b)    Coronavirus-related expenses in the three and six months ended June 30, 2021 and 2020 include direct expenses incurred as a result of the coronavirus pandemic, that are incremental to, and separable from, normal operations. These expenses primarily related to the Company's employee wellness initiatives, including incremental paid time off and reimbursement for certain coronavirus-related expenses.

(c)    Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and six months ended June 30, 2021 and 2020, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.
(d)    Adjusted income tax expense for the three and six months ended June 30, 2021 and 2020 was recomputed after excluding the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2021	2020	2021	2020
Net income	$29.7	$21.4	$51.9	$44.8
Add:
Interest expense	1.1	1.8	2.2	3.3
Acquisition and integration-related expenses	0.3	0.3	0.5	0.6
Restructuring	—	1.3	—	1.3
Coronavirus-related expenses	0.3	1.4	1.2	1.8
Purchase accounting effects*	0.2	0.0	0.3	0.1
Other (income) expense, net	(0.3)	2.0	(0.8)	2.2
Income tax expense	8.0	6.1	13.0	13.3
Depreciation and amortization	12.6	11.1	24.8	21.9
Consolidated adjusted EBITDA	$51.9	$45.4	$93.1	$89.3

Net sales	$334.7	$270.1	$613.5	$556.2

Consolidated adjusted EBITDA margin	15.5%	16.8%	15.2%	16.1%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.1 million for the three months ended June 30, 2021 and 2020, respectively, and $0.1 million and $0.2 million for the six months ended June 30, 2021 and 2020, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2021	2020	2021	2020
Operating income	$38.5	$28.6	$65.6	$58.0
Add:
Acquisition and integration-related expenses	0.1	0.1	0.1	0.2
Restructuring	—	0.7	—	0.7
Coronavirus-related expenses	0.2	1.3	1.0	1.7
Purchase accounting effects*	0.2	0.0	0.3	0.1
Depreciation and amortization	11.6	10.2	22.9	20.2
Adjusted EBITDA	$50.6	$40.9	$89.9	$80.9

Net sales	$281.3	$214.2	$509.4	$447.2

Adjusted EBITDA margin	18.0%	19.1%	17.6%	18.1%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.1 million for the three months ended June 30, 2021 and 2020, respectively, and $0.1 million and $0.2 million for the six months ended June 30, 2021 and 2020, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2021	2020	2021	2020
Operating income	$7.8	$10.4	$15.0	$17.8
Add:
Restructuring	—	0.3	—	0.3
Coronavirus-related expenses	—	0.1	0.1	0.1
Depreciation and amortization	0.9	0.9	1.8	1.7
Adjusted EBITDA	$8.7	$11.7	$16.9	$19.9

Net sales	$53.4	$55.9	$104.1	$109.0

Adjusted EBITDA margin	16.3%	20.9%	16.2%	18.3%